Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-  N/A

Giant Interactive Group Inc.

Form 6-K

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: August 14, 2008

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Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact:	Investor Relations (US):
Rich Chiang, IR Manager	Mahmoud Siddig
Giant Interactive Group Inc.	Taylor Rafferty
+86 21 6451 1258	+1 (212) 889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dudzinsky
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 (212) 889-4350

GIANT INTERACTIVE GROUP INC. SCHEDULES

2008 SECOND QUARTER EARNINGS RELEASE

ON WEDNESDAY, AUGUST 27, 2008

Earnings Conference Call to be held on Thursday, August 28, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm

(Beijing Time)

SHANGHAI, PRC — August 11, 2008 — Giant Interactive Group Inc. (NYSE:GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today that it will release unaudited financial results for the second quarter ended June 30, 2008 after the US market closes on Wednesday, August 27, 2008.

The earnings release will be available on the investor relations page of the Company’s website at http://www.ga-me.com/earningsannouncements.php.

Following release of the earnings announcement, Giant’s senior management will host a conference call on Thursday, August 28, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm (Beijing Time) to discuss its 2008 second quarter financial results and recent business activity.

The conference call may be accessed by calling +1 (866) 362 4820 (for callers in the US), +86 10 800 130 0399 (for callers in China) or +1 (617) 597-5345 (for callers outside of the US and China) and entering pass code 71418887. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available through 10:00 am (US Eastern Standard Time) on September 27, 2008, by calling +1 (888) 286-8010 (for callers in the US) or +1 (617) 801-6888 (for callers outside the US) and entering pass code 76760340.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Giant’s website at http://www.ga-me.com/earningsannouncements.php.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to commercially launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2008 consisted of over 270 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Exhibit 99.2

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES SHARE

REPURCHASE PROGRAM

SHANGHAI, PRC — August 11, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant”), one of China’s leading online game developers and operators, today announced that its board of directors has approved a share repurchase program. Under the terms of the approved program, Giant may repurchase up to US$150.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the NYSE Euronext.

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or pursuant to a 10b5-1 plan. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, including customary restrictions on share repurchases. Giant expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. Giant’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Giant plans to fund repurchases made under this program from available working capital.

Mr. Yuzhu Shi, Chairman and Chief Executive Officer of Giant, commented, “Our board of directors’ approval of the share repurchase program reflects our continued commitment to increase shareholder value and confidence that the current ADS price levels do not reflect our current potential value. In addition to the share repurchase program, we will continue to execute on our key growth plan of broadening our player base via enhanced community and increased loyalty.”

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to commercially launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2008 consisted of over 270 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Giant’s beliefs and expectations, are forward-looking. These statements include, among other things, Giant’s anticipated repurchase of its ADSs. Giant may repurchase all US$150.0 million of its ADSs, no ADSs, or any amount in between, depending on the trading price of its ADSs, which may be positively or negatively impacted by the share repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons. These forward-looking statements are not historical facts but instead represent only Giant’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside its control. For a discussion of important factors that could adversely affect Giant’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of Giant’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2008. Giant undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact:	Investor Relations (US):
Rich Chiang, IR Manager	Mahmoud Siddig
Giant Interactive Group Inc.	Taylor Rafferty
+86 21 6451 1258	212-889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dudzinsky
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	212-889-4350